Exhibit 99.8

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Canada
Tel 604-691-3000
Fax 604-691-3031
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Skeena Resources Limited

We consent to the use of our report dated March 22, 2023 on the consolidated financial statements of Skeena Resources Limited (the Company), which comprise the consolidated statements of financial position as of December 31, 2022 and December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes, which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-269481) on Form F-10 of the Company.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 22, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private
English company limited by guarantee. KPMG Canada provides services to KPMG LLP.